UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Yintech Investment Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.00001[1]
(Title of Class of Securities)

98585M108[2]
(CUSIP Number)

August 24, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

2 The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No .	98585M108	Page _2_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Panhou Value Growth Fund SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,776,960
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 108,776,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,776,960[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.96%[4]
12	TYPE OF REPORTING PERSON OO

3 Including 13,695,280 Ordinary Shares on an as converted basis, which currently are held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC (“Global Growth”) in the form of 684,764 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares. Also includes 95,081,680 Ordinary Shares held by Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC (“Asia Growth”). Beneficial ownership information is presented as of August 24, 2016.

4 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _3_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,695,280
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,695,280
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.00%[5]
12	TYPE OF REPORTING PERSON OO

5 This percentage is based on 13,695,280 Ordinary Shares on an as converted basis, which currently are held by Global Growth in the form of 684,764 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares. This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _4_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 95,081,680
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 95,081,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,081,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.96%[6]
12	TYPE OF REPORTING PERSON OO

6 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _5_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Panhou International Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,776,960
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,695,280[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,776,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.96%[8]
12	TYPE OF REPORTING PERSON CO

7 See Item 4 of this Schedule 13G for more information.

8 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _6_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wei Ran Investment Management Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 95,081,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,081,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.96%[9]
12	TYPE OF REPORTING PERSON CO

9 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _7_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Luo Zhenxia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,776,960
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,695,280[10]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,776,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.96%[11]
12	TYPE OF REPORTING PERSON IN

10 See Item 4 of this Schedule 13G for more information.

11 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No .	98585M108	Page _8_ of _11_

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yang Xuwei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 95,081,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,081,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.96%[12]
12	TYPE OF REPORTING PERSON IN

12 This percentage is calculated based on 1,365,705,755 Ordinary Shares outstanding as of the date August 24, 2016, as set forth in Exhibit 99.2 of the Issuer’s Form 6-K filed on August 24, 2016.

CUSIP No.	98585M108	Page _9_ of _11_

This Schedule 13G is being filed on behalf of Panhou Value Growth Fund SPC, Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Panhou International Management Limited, Wei Ran Investment Management Company Limited, Luo Zhenxia and Yang Xuwei (collectively, the “Reporting Persons”).

Item 1(a).		Name of Issuer:

Yintech Investment Holdings Limited

Item 1(b).		Address of Issuer’s Principal Executive Offices:

12th Floor, B Block, Zhenhua Enterprise Plaza No. 3261 Dongfang Road, Pudong District Shanghai, 200125 People’s Republic of China

Item 2(a).		Name of Person Filing:

The information required by Item 2(a) is set forth in Row 1 of each Cover Page and is incorporated herein by reference.

Item 2(b).		Address of Principal Business Office or, if None, Residence:

c/o Panhou International Management Limited Room 6111-12, 61th Floor The Center, 99 Queen’s Road Central Central, Hong Kong

Item 2(c).		Citizenship:

The information required by Item 2(c) is set forth in Row 4 of each Cover Page and is incorporated herein by reference.

Item 2(d).		Title of Class of Securities:

Ordinary Shares, par value $0.00001

Item 2(e).		CUSIP Number:

98585M108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	98585M108	Page _10_ of _11_

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

The securities reported in this Schedule 13G are held directly by (i) Global Growth in the form of 684,764 ADS, which may each be converted into 13,695,280 Ordinary Shares, and (ii) Asia Growth in the form of 95,081,680 Ordinary Shares. Global Growth and Asia Growth are each a segregated portfolio of Panhou Value Growth Fund SPC, a Cayman Islands segregated portfolio company (“Panhou SPC”). Panhou International Management Limited (“Panhou Management”) serves as an investment manager to each of Global Growth and Panhou SPC. Panhou Management has voting power over the securities reported in this Schedule 13G, and has the power to dispose of the securities held by Global Growth. Wei Ran Investment Management Company Limited (“Wei Ran”) serves as an investment manager to Asia Growth. Wei Ran has the power to dispose of the securities held by Asia Growth. Luo Zhenxia is the sole director of Panhou Management and Panhou SPC and is deemed to be an indirect beneficial owner of the securities reported herein by reason of her ability to direct the vote and/or disposition of such securities. Yang Xuwei is the sole director Wei Ran and is deemed to be an indirect beneficial owner of the securities held by Asia Growth by reason of her ability to direct the disposition of such securities.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they have formed a group.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

CUSIP No .	98585M108	Page _11_ of _11_

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 6, 2016

PANHOU VALUE GROWTH FUND SPC, on its own behalf and in the name of, or by, or for the account of each of Global Growth SP and Asia Growth SP

By:	/s/ Xiao Haiping
Name:	Xiao Haiping
Title:	Authorized Signatory

PANHOU INTERNATIONAL MANAGEMENT LIMITED

By:	/s/ Xiao Haiping
Name:	Xiao Haiping
Title:	Authorized Signatory

WEI RAN INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yang Xuwei
Name:	Yang Xuwei
Title:	Director

/s/ Xiao Haiping, by power of attorney
Luo Zhenxia

/s/ Yang Xuwei
Yang Xuwei

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, $0.00001 par value per share (the “Ordinary Shares”), of Yintech Investment Holdings Limited (the “Issuer”), and American Depositary Shares of the Issuer which may be exchanged for Ordinary Shares, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement on this 6th day of September, 2016.

PANHOU VALUE GROWTH FUND SPC, on its own behalf and in the name of, or by, or for the account of each of Global Growth SP and Asia Growth SP

By:	/s/ Xiao Haiping
Name:	Xiao Haiping
Title:	Authorized Signatory

PANHOU INTERNATIONAL MANAGEMENT LIMITED

By:	/s/ Xiao Haiping
Name:	Xiao Haiping
Title:	Authorized Signatory

WEI RAN INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yang Xuwei
Name:	Yang Xuwei
Title:	Director

/s/ Xiao Haiping, by power of attorney
Luo Zhenxia

/s/ Yang Xuwei
Yang Xuwei

EXHIBIT B

LIMITED POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Xiao Haiping as the undersigned's true and lawful attorney-in-fact with full power and authority as hereinafter described to:

1.       execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director, and/or owner of ordinary shares and/or American Depositary Shares of Yintech Investment Holdings Limited (the "Company"), (i) Forms 3, 4, and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, (ii) Form 144 in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and (iii) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Exchange Act and the rules thereunder;

2.       do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 (including amendments thereto), Form 144, or Schedule 13D or 13G (including amendments thereto) and timely file such form with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority, including, but not limited to, executing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC; and

3.       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all the acts such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act or Rule 144 under the Securities Act.

The undersigned hereby revokes any and all prior limited powers of attorney executed for this purpose. This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 (including amendments thereto), Form 144, and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact. In addition, at such time as any attorney-in-fact (i) ceases to serve as an employee or counsel of the Company or any subsidiary of the Company or (ii) resigns as attorney-in-fact by the execution of a written resignation delivered to the undersigned or the Company, without any action on the part of the undersigned, this Limited Power of Attorney shall be partially revoked solely with respect to such individual; such individual shall cease to be an attorney-in-fact under this Limited Power of Attorney; and the authority of the other attorneys-in-fact then existing hereunder shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 5th day of September, 2016.

/s/ Luo Zhenxia
Luo Zhenxia